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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 10)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

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                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    This Amendment No. 10 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as subsequently amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on March
18, 1999, by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition
Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992, as further amended and restated as of March 7, 1999, and as further amended on May 1, 1999 (as amended and restated, the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent. Philips and KPE have offered to purchase the Shares for $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999, as amended and supplemented by the Supplement to the Offer to Purchase dated May 5, 1999 and the related revised Letter of Transmittal (which together constitute the "Amended Philips Offer"). The Amended Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    On May 12, 1999, Philips issued a press release announcing that the expiration date of the Amended Philips Offer, which was scheduled for 12:00 midnight, New York City time, Friday, May 14, 1999, has been extended to 12:00 midnight, New York City time on Tuesday, June 1, 1999, unless the Amended Philips Offer is further extended. A copy of the press release is filed as
Exhibit 43 hereto and is incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Item 9 is hereby amended by the addition of the following new exhibit:

43. Press release issued by Philips, dated May 12, 1999.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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Dated: May 13, 1999                             VLSI TECHNOLOGY, INC.

                                                By:
                                                /s/ ALFRED J. STEIN
                                                Name:  Alfred J. Stein
                                                Title:   Chairman of the Board and
                                                Chief Executive Officer
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